

Magna International Inc.

337 Magna Drive
Aurora, Ontario L4G 7K1
Tel   (905) 726-2462
Fax   (905) 726-7164

PRESS RELEASE

<u>MAGNA ANNOUNCES NON-CASH CHARGE</u>

February 3, 2003, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG.A, MG.B; NYSE: MGA) today announced that it has completed its annual recoverability assessment of goodwill and review of the carrying value of long-lived assets in its automotive operations, in accordance with the new recommendations of The Canadian Institute of Chartered Accountants (which conform to similar guidance in the United States). As a result of this assessment and review, Magna has determined that it must write-down the carrying value of goodwill and long-term assets at certain underperforming European interior and die-casting operations. Accordingly, Magna will record a non-cash impairment charge to fourth quarter 2002 earnings. The impact to net income and diluted earnings per share is expected to be approximately U.S.$26 million and $0.27 per share, respectively.

In addition, Magna Entertainment Corp., Magna's non-automotive subsidiary, is in the process of completing its annual recoverability assessment of goodwill and indefinite life intangible assets as well as its review of the carrying value of long-term assets at two racetrack properties. These two racetrack properties, both of which are currently experiencing operating losses, have assets with an aggregate book value of approximately U.S.$26 million.

Magna expects to release its full financial results for the fourth quarter of 2002 and for the year ended December 31, 2002 on February 24, 2003.

Magna, one of the most diversified automotive suppliers in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: interior products, including complete seats, instrument and door panel systems and sound insulation, and closure systems through Intier Automotive Inc.; stamped, hydroformed and welded metal parts and assemblies through Cosma International; exterior and interior mirror, lighting and engineered glass systems through Magna Donnelly; complete exterior solutions including body panels, fascias, lighting, sealing systems and running boards through Decoma International Inc.; various engine, transmission, fueling and cooling components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr. Magna's non-automotive activities are conducted through Magna Entertainment Corp.

Magna has approximately 72,000 employees in 197 manufacturing operations and 44 product development and engineering centres in 22 countries.

For further information, please contact Vincent Galifi at (905) 726-7100.

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This press release may contain "forward looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause the Company's actual future results and performance to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; price reduction pressures; pressure to absorb certain fixed costs; increased warranty, recall and product liability risk; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory change; crude oil and energy prices; dependence on certain vehicle product lines; fluctuations in relative currency values;

unionization activity; threat of work stoppages; the competitive nature of the auto parts supply market; program cancellations, delays in launching new programs and delays in constructing new facilities; completion and integration of acquisitions; disruptions caused by terrorism or war; changes in governmental regulations; the impact of environmental regulations; and other factors as set out in the Company's Form 40-F for its financial year ended December 31, 2001 and subsequent SEC filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.